CALL-NET ENTERPRISES INC.

NOTICE OF
ANNUAL MEETING
OF SHAREHOLDERS
AND
MANAGEMENT PROXY CIRCULAR

MAY 7, 2003

11:00 A.M. (EASTERN STANDARD TIME)

THE FAIRMONT ROYAL YORK HOTEL
IMPERIAL ROOM
100 FRONT STREET WEST
TORONTO, ONTARIO

CALL-NET ENTERPRISES INC.

NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the “Meeting”) of Call-Net Enterprises Inc. (hereinafter called the “Corporation”) will be held at The Imperial Room, The Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario on Wednesday, May 7, 2002 at 11:00 a.m. (Eastern Standard Time) for the following purposes, as further described in this circular:

1.	to receive and consider the Annual Report and the consolidated financial statements of the Corporation for the year ended December 31, 2002, together with the report of the auditors thereon;

2.	to appoint auditors and authorize the directors to fix their remuneration;

3.	to elect nine directors of the Corporation;

4.	to act upon such other matters, including amendments to the foregoing, as may properly come before the Meeting or any adjournment thereof.

NOTES:

1.	The Corporation has fixed March 25, 2003 as the record date for determining those shareholders entitled to receive notice of the Meeting.

2.	Enclosed is the Annual Report to shareholders for the year ended December 31, 2002, which is not proxy solicitation material. The Annual Report contains the consolidated financial statements for the fiscal year ended December 31, 2002, and the auditors’ report thereon.

3.	Holders of Common Shares of the Corporation who are unable to be personally present at the Meeting, kindly date, complete, sign and return the form of proxy in the envelope provided.

4.	To be effective, proxies must be received before 5:00 p.m. (Eastern Standard Time) on May 6, 2003 (or the last business day preceding any adjournment of the Meeting), or be deposited with the Secretary of the Meeting prior to the commencement of the Meeting.

5.	On peut obtenir le texte français de cette circulaire d’information en communiquant avec George Malysheff, Secrétaire, bureau 1800, Atria II, 2235 Sheppard Avenue East, Toronto, Ontario, M2J 5G1 (416) 718-6343. Le texte français sera disponible à l’assemblée.

DATED at Toronto, Ontario, this 25th day of March, 2003.

BY ORDER OF THE BOARD

Lawrence G. Tapp,
Chairman

CALL-NET ENTERPRISES INC.

MANAGEMENT PROXY CIRCULAR

        This circular is furnished in connection with the solicitation of proxies by or on behalf of the management of CALL-NET ENTERPRISES INC. (the “Corporation”) for use at the Annual Meeting of Shareholders of the Corporation (the “Meeting”) to be held on Wednesday, May 7, 2003 at 11:00 a.m. (Eastern Standard Time) at the Imperial Room, The Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario and at any adjournment or adjournments thereof for the purposes set forth in the Notice of Meeting.

PROXIES

SOLICITATION OF PROXIES

      The enclosed proxy is being solicited by or on behalf of the management of the Corporation and the cost of such solicitation will be borne by the Corporation. The solicitation will be primarily by mail, but regular directors, officers, employees and agents of the Corporation may also solicit proxies by telephone or in person.

APPOINTMENT OF PROXYHOLDER

      The persons named in the attached form of proxy are directors or officers of the Corporation. A holder of Common Shares (“Shareholder”) of the Corporation (Common Shares of the Corporation are referenced herein as “Shares”) has the right to appoint as his or her proxyholder a person (who need not be a Shareholder) to attend and to act on his or her behalf at the Meeting other than the persons designated in the form of proxy accompanying this circular. A Shareholder may do so by inserting the name of such other person in the blank space provided in the proxy or by completing another proper form of proxy and, in either case, by delivering the completed proxy to the Corporation’s registrar and transfer agent, CIBC Mellon Trust Company. For postal delivery, the completed proxy should be mailed by using the envelope as provided. To deliver by facsimile, please send the proxy to the Proxy Department of CIBC Mellon Trust Company at (416) 368-2502. The completed proxy may also be delivered in person to CIBC Mellon Trust Company at 320 Bay Street, Receptionist — Main Floor, Toronto, Ontario M5H 4A6. Proxies delivered to CIBC Mellon Trust Company must be received by not later than 5:00 p.m. (Eastern Standard Time) on the last business day preceding the Meeting, or any adjournment thereof. Otherwise, completed proxies may also be deposited with the Secretary of the Meeting prior to the commencement of the Meeting.

REVOCATION OF PROXY

      A Shareholder executing the enclosed form of proxy has the right to revoke it under subsection 148(4) of the Canada Business Corporations Act. A Shareholder may revoke a proxy by depositing an instrument in writing executed by him or her, or by his or her attorney authorized in writing, at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Secretary of the Meeting on the day of the Meeting, or any adjournment thereof, or in any other manner permitted by law.

EXERCISE OF PROXY

      The Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any vote that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, Shares represented by properly executed proxies will be voted accordingly.

      If a proxy is submitted with no specification to withhold the said Shares from voting, a proxyholder will vote the Shares for: (i) the election of the persons to be nominated by management as directors of the Corporation; and (ii) the appointment of auditors; all as described in this circular.

      The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this management proxy circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

EXPLANATION OF VOTING RIGHTS FOR BENEFICIAL OWNERS OF SHARES

      If Shares are not registered in a Shareholder’s name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), there are two ways the Shareholder can vote the shares held by the nominee. As required by Canadian securities legislation, such a Shareholder will have received from their nominee either a request for voting instructions or a form of proxy for the number of Shares he or she holds.

      For such a Shareholder’s Shares to be voted, it should follow the voting instructions provided by their nominee.

      Since the Corporation has limited access to the names of its non-registered Shareholders, if such a Shareholder attends the Meeting, the Corporation may have no record of his or her shareholdings or of his or her entitlement to vote unless their nominee has appointed them as proxyholder. Therefore, if such a Shareholder wishes to vote in person at the Meeting, they should insert their own name in the space provided on the request for voting instructions or form of proxy to appoint themselves as proxyholder and return same in the envelope provided. They should not otherwise complete the form, as their vote will be taken at the Meeting. Such a Shareholder should register with the transfer agent, CIBC Mellon Trust Company, upon arrival at the Meeting.

SHARES AND PRINCIPAL HOLDERS THEREOF

      The Corporation has an authorized share capital consisting of an unlimited number of Shares, Class B Non-Voting Shares and Preferred Shares.

      As at March 25, 2003, 4,205,276 Shares, 19,700,856 Class B Non-Voting Shares, and one Preferred Share were issued and outstanding. Each Share entitles the holder thereof to one (1) vote at all meetings of Shareholders. Class B Non-Voting Shares do not generally carry voting rights. The Preferred Share, which is currently held by Sprint Communications Company L.P. (“Sprint”) or its affiliates and permitted associates, does not generally carry voting rights. However, the holder of Preferred Shares is entitled to elect two (2) members of the Board of Directors (the “Board”) of the Corporation.

      The presence, in person or by proxy, of two or more Shareholders is necessary for a quorum at the Meeting. The Board of the Corporation has fixed the close of business on March 25, 2003 as the record date for the purpose of determining the Shareholders entitled to receive notice of the Meeting, but the failure of any Shareholder to receive notice of the Meeting does not deprive the Shareholder of the right to vote at the Meeting.

      For purposes of the Meeting, the Corporation has prepared a list of Shareholders who were registered on the records of the Corporation or its transfer agent, CIBC Mellon Trust Company, at the close of business on March 25, 2003. Each Shareholder named on the list is entitled, upon providing satisfactory identification to the scrutineers, to vote the Shares shown on such list as being held by such Shareholder (other than Shares for which a proxy has been given and not revoked) except to the extent that such person has transferred such Shares after that date and the transferee of such Shares establishes ownership thereof and demands, not later than ten (10) days before the Meeting, that the transferee’s name be included on the list of Shareholders for the Meeting (in which case the transferee or the transferee’s duly appointed proxyholder shall be entitled to vote such shares at the Meeting). Holders of Shares issued after March 25, 2003 will be entitled to vote such Shares at the Meeting, provided such holders are registered in the records of the Corporation or its transfer agent, CIBC Mellon Trust Company, prior to the time of the Meeting.

      THE HOLDERS OF CLASS B NON-VOTING SHARES AND PREFERRED SHARES, WHILE INVITED TO ATTEND THE MEETING, ARE NOT ENTITLED TO VOTE, BY PROXY OR IN PERSON, RESPECTING THE MATTERS TO BE BROUGHT BEFORE THE MEETING.

      To the knowledge of the Corporation and its directors and officers, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over Shares of the Corporation carrying more than 10% of the voting rights attached to all Shares of the Corporation outstanding as of March 25, 2003, other than I.G. Investment Management, Ltd. which reported a 11.05% (464,768 Shares) as an eligible institutional investor on March 7, 2003. Other than as set out above, to the knowledge of the Corporation and its directors and officers, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, either Shares or Class B Non-Voting Shares of the Corporation representing more than 10% of the issued and outstanding Shares or Class B Non-Voting Shares, respectively, as of March 25, 2003. Sprint beneficially owns or exercises control or direction over Shares and Class B Non-Voting Shares which together amount to approximately 9.95% of the issued and outstanding shares of the Corporation and the one Preferred Share.

RESTRICTIONS ON THE TRANSFER, VOTING AND ISSUE OF SHARES

      In order to ensure that the Corporation and any Canadian corporation in which the Corporation has a direct or indirect interest remains qualified to own or operate as a telecommunications common carrier pursuant to the Telecommunications Act (Canada) and the Regulations made thereunder (“Telecommunications Legislation”), and to ensure that the Corporation and any Canadian corporation in which the Corporation has an interest is not otherwise in breach of the Telecommunications Legislation or licences issued to it or to any Canadian subsidiary, associate or affiliate of it under the Telecommunications Legislation, the Articles of the Corporation impose certain restrictions on the issue and transfer of the Corporation’s Shares and the exercise of voting rights attached thereto (the “Conditions of Restriction”) as applicable to the Constrained Class, as defined below.

      The directors of the Corporation have implemented Conditions of Restriction for any person who is not a Canadian or who is a member of the Constrained Class, as defined below (the “Rules”).

      Pursuant to the Rules, the directors of the Corporation must not issue and shall refuse to register a transfer of, or allow the exercise of voting rights attached to Shares, in circumstances that would result in persons of the Constrained Class (hereafter defined) holding more than 33 1/3% of the outstanding number of Shares (or such different percentage as may be prescribed from time to time under the Telecommunications Legislation).

      “Constrained Class” means persons who are not Canadians within the meaning of that term in the Regulations made under the Telecommunications Act (Canada).

APPOINTMENT OF AUDITORS

      A proxyholder will vote the Shares represented by the proxies solicited in respect of the Meeting, unless authority to do so is withheld, in favour of the appointment of the firm of Messrs. Ernst & Young, Chartered Accountants, as the auditors of the Corporation and in favour of authorizing the directors to fix the remuneration of the auditors.

ELECTION OF DIRECTORS

      Listed below are the names of the nine (9) persons who are proposed as nominees for election as directors of the Corporation by holders of the Shares and the names of the two (2) persons who have been elected as directors by the holder of the Corporation’s Preferred Share, namely Sprint.

      The Shares represented by the proxies solicited in respect of the Meeting are intended to be voted for such nominees on any vote that may be called for, unless authority to do so is withheld. The term of office for each person so elected will be until the next Annual Meeting of Shareholders of the Corporation or until a successor is elected or appointed following the resignation or removal of such director. If any of the proposed nominees should for any reason be unable to serve as a director of the Corporation, the persons named in the enclosed form of proxy reserve the right to nominate and vote for another nominee in their discretion.

NOMINEES TO THE BOARD OF DIRECTORS

			Number of shares of
			the Corporation
			beneficially owned,
			directly or indirectly,
			or over which control
			or direction is
			exercised as at
			March 25, 2003

Name and Position and/or	Principal Occupation, Business or Employment	Period		Class B
Office with the Corporation	and Name and	Served as	Common	Non-voting
and Significant Affiliates	Principal Business of Employer	a Director	Shares	Shares

WILLIAM W. LINTON President and Chief Executive Officer Etobicoke, Ontario	President and Chief Executive Officer Call-Net Enterprises Inc. (telecommunications) • previously President and Chief Executive Officer, Prior Data Sciences, Inc. (1999-2000), Executive VP and CFO, SHL Systemhouse Inc. (1994-1999)	Since 2000	105,000	8,550
S. DENNIS BELCHER(1) Toronto, Ontario	Corporate Director, Foamex International Inc., Richtree Inc., Vialet Holdings (Bermuda) Ltd., (financial services) • previously Executive Vice President, The Bank of Nova Scotia	Since 2002	NIL	NIL
BARRY R. CAMPBELL(2) Toronto, Ontario	President, Barry R. Campbell Strategies Inc. (public affairs and strategic communications), Senior Counsellor, APCO Worldwide (Canada)	Since 2002	NIL	NIL
ROBERT M. FRANKLIN(2)(3) Toronto, Ontario	Chairman and Corporate Director Placer Dome Inc., (mining)	Since 2002	10,000	NIL
ROBERT T.E. GILLESPIE(2) Mississauga, Ontario	Chairman and Chief Executive Officer, General Electric Canada Inc. (manufacturing, technology)	Since 1999	NIL	NIL
WENDY A. LEANEY(1)(3) Toronto, Ontario	President, Wyoming Associates Ltd.,
(investment and consulting)
• previously Managing Director of the
Communications Group for TD Securities Inc.;
Corporate Director of Corus Entertainment and
	Canadian Western Bank	Since 2002	NIL	NIL
DAVID A. RATTEE(1) Toronto, Ontario	Chairman, President & Chief Executive Officer, CIGL Holdings Ltd. and President and Chief Executive Officer MICC Investments Limited (investment)	Since 2002	750	NIL
LAWRENCE G. TAPP Chairman London, Ontario	Dean, Richard Ivey School of Business University of Western Ontario (business education)	Since 1996	NIL	294
JOSEPH H. WRIGHT(2)(3) Toronto, Ontario	Corporate Director, Loblaw Companies Limited, President’s Choice Bank, Chairman & Trustee, O&Y REIT, Chairman & Director, Hip Interactive Inc. (investment) • previously President and Chief Executive Officer Swiss Bank (Canada) and Managing Partner Crosbie & Company Inc.	Since 2002	1,000	NIL
ARTHUR B. KRAUSE(1)(4) Leawood, Kansas, U.S.A.	Corporate Director • previously Executive Vice President, Chief Financial Officer, Sprint Communications Company L.P. (telecommunications)	Since 1999	NIL	NIL
Leslie H. Meredith(3)(4) Kansas City, Missouri, U.S.A.	Vice President Mergers & Acquisitions & Risk Management Sprint Communications Company L.P. (telecommunications)	Since 2002	NIL	NIL

Notes:

(1)	Denotes member of the Audit Committee of the Board of the Corporation.
(2)	Denotes member of the Corporate Governance and Nominating Committee of the Board of the Corporation.
(3)	Denotes member of the Compensation and Human Resources Committee of the Board of the Corporation.
(4)	Denotes directors elected by Sprint, as the holder of Preferred Shares; i.e., not elected by holders of Shares.

EXECUTIVE COMPENSATION

Summary Compensation Table

      The following table sets forth compensation earned during the last three financial years by the current Chief Executive Officer, the Corporation’s four (4) most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers at the end of 2002, and anyone else who, were it not for the fact that they were not serving in their role as an executive officer at the end of 2002, would have been one of the Corporation’s four (4) most highly compensated executives (the “Named Executives”).

		Annual Compensation			Long Term Compensation

Securities Under
				Other Annual	Options/SARs	Restricted	All Other
		Salary	Bonus(1)	Compensation(2)	Granted(3)	Stock Units(4)	Compensation(5)
Name and Principal Position	Year	($)	($)	($)	(#)	($)	($)

WILLIAM LINTON President and Chief Executive Officer	2002 2001 2000	450,000 450,000 112,500	241,650 450,000 112,500	— — —	141,000 — 750,000	1,962,000 — —	18,000 18,000 4,500

DUNCAN MCEWAN President and Chief Operating Officer Sprint Canada Inc.(6)	2002 2001 2000	375,000 337,500 N/A	151,031 359,419 N/A	— 401,731 N/A	71,000 500,000 N/A	1,197,000 — —	13,200 13,500 N/A

GREG MCCAMUS President, Enterprise Communications Solutions Sprint Canada Inc.(7)	2002 2001 2000	325,000 300,000 N/A	139,669 295,384 N/A	412,500 413,654 N/A	45,000 350,000 N/A	216,000 — —	13,200 13,500 N/A

RANDALL BENSON Senior Vice President and Chief Financial Officer(8)	2002 2001 2000	375,000 372,917 275,961	201,375 525,000 288,750	350,000 — —	71,000 500,000 150,000	1,197,000 — —	12,000 12,000 9,500

JEAN BRAZEAU Senior Vice President Regulatory Affairs and Strategic Partnerships(9)	2002 2001 2000	275,000 235,000 220,000	73,838 249,335 112,750	250,000 — 30,000	24,000 50,000 50,000	216,000 — —	13,200 13,200 13,200

Notes:

(1)	Bonuses shown above were earned in the relevant year but were paid in the following year.
(2)	Other annual compensation includes items such as project bonuses and sales commissions, unless otherwise noted.
(3)	No SARs have been granted to any of the individuals listed in the chart. Options granted prior to 2002 are unexercised and have been cancelled.
(4)	Amounts shown for 2002 represent the value of all restricted stock units granted on April 10, 2002, whether vested or unvested. The value is based on a stock unit price of $9.00, which was the closing price of Call-Net’s Shares (FON) on that day. Aggregate holdings of Units granted under this Plan were valued as at December 31, 2002. Their value is based on a Share price of $0.924, which was the average closing price of Call-Net’s Shares (FON) for the 5 trading days ending December 31, 2002. The number of units were granted as follows: Mr. Linton 218,000 Units, Mr. McEwan 133,000 Units, Mr. McCamus 24,000 Units, Mr. Benson 133,000 Units, Mr. Brazeau 24,000 Units. Based upon this Share price the value of the units as at December 31, 2002 was: Mr. Linton $201,432, Mr. McEwan $122,892, Mr. McCamus $22,176, Mr. Benson $61,446, Mr. Brazeau $22,176.
(5)	Represents certain operating allowances.
(6)	Mr. McEwan assumed the title of President and Chief Operating Officer on June 25, 2001. Prior to that, he was President and Chief Executive Officer of NorthPoint Canada Enterprises Inc., which became a wholly-owned subsidiary of the Corporation on January 10, 2001. Mr. McEwan’s compensation as an officer of NorthPoint Canada Enterprises Inc. prior to January 10, 2001 has not been reported as it was a stand-alone entity until that date. The payment made to Mr. McEwan under the column “Other Annual Compensation” resulted from a negotiated payout pursuant to a change of control provision under the employment agreement between Mr. McEwan and NorthPoint Canada Enterprises Inc.
(7)	Mr. McCamus assumed the title of President, Enterprise Communications Solutions on June 25, 2001. Prior to that, he was Senior Vice-President, New Product Development of Sprint Canada Inc. and prior to that he was Senior Vice President, Sales and Marketing of NorthPoint Canada Enterprises Inc., which became a wholly-owned subsidiary of the Corporation on January 10, 2001. Mr. McCamus’s compensation as an officer of NorthPoint Canada Enterprises Inc. prior to January 10, 2001 has not been reported as it was a stand-alone entity until that date. The payments made to Mr. McCamus under the column “Other Annual Compensation” resulted from a negotiated payout pursuant to a change of control provision under the employment agreement between Mr. McCamus and NorthPoint Canada Enterprises Inc. (approximately half of the amount was paid out in 2001 and the other half has paid in 2002).
(8)	Mr. Benson ceased to be Senior Vice President and Chief Financial Officer on December 31, 2002, and received a retirement allowance of $1,588,170, equal to 24 months salary and a further 66,500 Shares as a result of restricted stock units which vested at his departure. The bonus payment made to Mr. Benson under the column “Other Annual Compensation” resulted from the completion of the debt restructuring.
(9)	The payment made to Mr. Brazeau under the column “Other Annual Compensation” resulted from a negotiated payout pursuant to a change of control provision under the employment agreement between Mr. Brazeau and the Corporation.

     The following tables set forth individual grants of stock options by the Corporation and the exercise of employee options during the last financial year for the Named Executives.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

					Market Value of
			% of Total Options		Securities
	Securities Under		Granted to	Exercise or	Underlying Options/
	Options/SARs		Employees in	Base Price	SAR’s on the Date
	Granted(1)		Financial Year	($/Security)	of Grant	Expiration Date
Name	(# Common)		(Common)	(Common)	(Common)	(Common)

W. Linton	141,000	(2)	13.9%	Nil	$8.50	Apr 18/09
D. McEwan	71,000	(2)	7.0%	Nil	$8.50	Apr 18/09
G. McCamus	45,000	(2)	4.4%	Nil	$8.50	Apr 18/09
R. Benson	71,000	(2)	7.0%	Nil	$8.50	Apr 18/09
J. Brazeau	24,000	(2)	2.4%	Nil	$8.50	Apr 18/09

Notes:

(1)	Options granted in 2002 are based only on Call-Net Shares.
(2)	These options granted to Named Executives have a three-year vesting schedule as follows: 33 1/3% for the first year, 33 1/3% for the second year and 33 1/3% for the third year. In addition, in order for the options to vest, the market value of the shares must reach certain performance criteria. The prices of shares must reach 120% of the exercise price for the first third to vest, 140% of the exercise price for the second third to vest, and 150% of the exercise price for the remaining third to vest.

AGGREGATED OPTIONS/SARS EXERCISED DURING THE

MOST RECENTLY COMPLETED
FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

					Value of Unexercised
			Unexercised Options/		in-the-Money Options/
			SARs at the Financial		SARs at the Financial
	Securities Acquired	Aggregated Value	Year-end Exercisable/		Year-end Exercisable/
	on Exercise	Realized	Unexercisable(1)		Unexercisable
Name	(# Common)	($ Common)	(# Common)		($ Common)

W. Linton	0	0	0/141,000	(2)	0
D. McEwan	0	0	0/ 71,000	(2)	0
G. McCamus	0	0	0/ 45,000	(2)	0
R. Benson	0	0	0/ 71,000	(2)	0
J. Brazeau	0	0	0/ 24,000	(2)	0

Notes:

(1)	Options granted in 2002 are based on Call-Net Shares. None of the individuals above hold options for Call-Net Class B Non-Voting Shares. Options held from grants made in prior years were based on CN or CN.B shares. These were all unexercised and cancelled on April 5, 2002.

The following summarizes the restrictions on the options outstanding as at the year-end:

(2)	These options granted to Named Executives have three-year vesting schedules as follows: 33 1/3% for the first year, 33 1/3% for the second year and 33 1/3% for the third year. In addition, in order for the options to vest, the market value of the shares must reach certain performance criteria. The prices of shares must reach 120% of the exercise price for the first third to vest, 140% of the exercise price for the second third to vest, and 150% of the exercise price for the remaining third to vest.

PENSION BENEFITS

      The Corporation does not sponsor any pension plans for its executive officers.

EMPLOYMENT CONTRACTS

      The current CEO’s compensation arrangements for 2002, as disclosed herein, are pursuant to an employment agreement dated September 27, 2000 between the CEO and the Corporation and amended on May 1, 2002.

      Certain executives have entered into a written agreement with the Corporation, under the terms of each of which the individuals concerned may become entitled to up to 24 months salary as well as an immediate vesting of their outstanding options and Restricted Stock Units to purchase securities of the Corporation in the event of a Change of Control of the Corporation (as defined therein).

COMPENSATION COMMITTEE

      The following members of the Corporation’s Board comprise the Compensation and Human Resources Committee (the “Compensation Committee”) which meets periodically to determine the compensation and compensation policies for the executives of the Corporation: Robert Franklin (Chair), Wendy Leaney, Les Meredith and Joseph Wright. None of these directors are, or ever have been, an executive officer of the Corporation or any of its subsidiaries.

2002 REPORT ON EXECUTIVE COMPENSATION

      The Corporation’s executive compensation policies are designed to recognize and reward individual performance as well as to provide a competitive level of compensation. The overriding objective of these policies is to provide a total compensation package that will attract and retain the most capable individuals possible.

      The Corporation’s compensation policies are heavily performance-based and consist of three primary components: base salary, an annual incentive bonus program and a long-term incentive program. Base salaries are set at a level that is considered to be slightly above the median level for other similar executive positions for public companies of similar size. The annual incentive bonus program is designed to provide the executives an opportunity to earn an above-average level of compensation based upon meeting certain performance targets. The target level of annual incentive bonus compensation for most executives is 40% to 100% of base salary. However, the program allows this level to be exceeded for exceptional performance against objectives. Performance targets consist of overall corporate performance metrics that are specific, quantifiable measures of corporate and business unit performance such as revenue, earnings before interest, taxes, depreciation and amortization (EBITDA) and cash (measured by taking EBITDA and subtracting capital expenditures and other factors). In addition to the corporate and business unit targets, awards under the incentive bonus program can also be earned for contribution towards the completion of certain key corporate projects such as acquisitions, dispositions and financings.

      A significant component of the executive compensation program is the long-term incentive program which awards stock options. Stock options are designed to align executive compensation directly with the interests of the Corporation’s shareholders and to provide long-term additional compensation directly proportional to improvement on the Corporation’s stock price. Options are granted at the market value of the shares on the day prior to the day on which such options are granted. All awards for executives are subject to vesting over periods of three years. Optionholders have ninety (90) days from cessation of employment by the Corporation to exercise any options that have vested as of their last day of employment.

      The Corporation’s Restricted Stock Unit Plan (the “Plan”) is an incentive plan designed to promote the long term success of the Corporation by providing for the payment of bonuses to key executives in the form of Shares. The Plan is designed to encourage plan participants to acquire a proprietary interest in the Corporation through the ownership of Shares, to provide them with an incentive to further growth and development of the Corporation and to encourage them to remain in the employment of the Corporation. The Board or a committee thereof, administers the Plan. Restricted stock unit grants (“RSUs”) will be settled by the delivery of Shares to the participant or, at the participant’s option, the delivery of the cash equivalent market value of the Shares based on the five trading day average of the closing price of the Shares on the TSE. If Shares are to be delivered, the

Corporation shall have the option to deliver Shares issued from treasury or Shares purchased on the TSE by an independent administrator.

      The Plan provides that the maximum number of Shares deliverable to participants shall be 678,000 Shares. The maximum term for any RSU is three years.

      Certain benefits and perquisites are also provided to officers based upon their cost effectiveness and their value in assisting the officers to carry out their duties effectively. The total value of such benefits and perquisites is relatively minimal in comparison to each individual’s total compensation, and is therefore a secondary consideration.

      The Chief Executive Officer’s compensation is established separately by the Board and is different from that pertaining to other executive officers. The annual compensation of the current Chief Executive Officer was established by an employment agreement with the Corporation dated September 27, 2000 and amended on May 1, 2002. This compensation package consists of a combination of base salary, cash bonuses, related allowances and benefits, stock option grants and restricted share units. The Board is of the view that this structure aligns the Chief Executive Officer’s personal interests with those of the shareholders.

ROBERT FRANKLIN (CHAIR)

WENDY LEANEY
LES MEREDITH
JOSEPH WRIGHT
COMPENSATION AND HUMAN RESOURCES COMMITTEE

CORPORATE GOVERNANCE

      The Board is committed to ensuring that the Corporation has an effective corporate governance system. In the past two years, the following shareholder and Board developments occurred and resulted in the Corporation’s corporate governance practices being put into action.

      On October 15, 2001, Mr. Patrick Smith, a Sprint-nominated director, resigned. Sprint exercised its right as a then Class C Shareholder to elect Mr. Keith Paglusch as a director effective October 15, 2001. Mr. Roy Graydon resigned as a director effective October 22, 2001.

      On April 10, 2002, Messrs. Peter Tanaka, Jan Peeters and Colin Watson resigned from the Board at the effective date of the restructuring of the Corporation and the following were elected effective April 10, 2002:

S. Dennis Belcher Barry R. Campbell Robert M. Franklin	Wendy Leaney David Rattee Joseph H. Wright

      On July 24, 2002, Mr. Keith Paglusch, a Sprint-nominated director, resigned. Sprint exercised its right as the holder of the Preferred Share to elect Mr. Les Meredith as a director effective July 24, 2002.

      In November 2002, the TSE proposed new guidelines for effective corporate governance. The disclosure attached to this Circular as Schedule “A” has been prepared in accordance with these guidelines.

PERFORMANCE GRAPHS

      The performance graphs below set out the performance of the Corporation’s Common and Class B Non-Voting Shares versus the TSE 300 Index for the previous five years, beginning December 31, 1997.

COMMON SHARES

	12/31/1997	12/31/1998	12/31/1999	12/31/0000	12/31/2001	12/31/2002

TSE 300	100	98	130	139	122	107
FON Common	100	62	26	5	2	0.2

CLASS B NON-VOTING SHARES

	12/31/1997	12/31/1998	12/31/1999	12/31/0000	12/31/2001	12/31/2002

TSE 300	100	98	130	139	122	107
FON Common	100	61	22	4	1	0.2

COMPENSATION OF DIRECTORS

      During the financial year ended December 31, 2002, all directors of the Corporation were paid an annual fee of $25,000 per year, except the Chair who was paid an annual fee of $50,000 per year, and an attendance fee of $1,500 per meeting. Chairs of committees of the Board were paid an annual fee of $10,000. Attendance fees of $1,500 were paid to each member of committees of the Board for attending each committee meeting. All fees are payable in cash. These fees are waived for “Corporate Directors” (directors who are also officers of the Corporation). Directors who are actually officers of shareholder companies have their compensation paid directly to the shareholder company and do not receive the fees set out in this paragraph. Directors are also separately reimbursed for travel and other out-of-pocket expenses incurred in attending board or committee meetings.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

      Other than routine indebtedness to the Corporation, none of the directors, officers and nominee directors of the Corporation were indebted to the Corporation in 2002 or are at present indebted to the Corporation.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

      On April 30, 2002 the Corporation purchased primary and excess directors’ and officers’ liability and indemnification insurance coverage in the amount of $50,000,000 in respect of the Corporation and its subsidiaries. The Corporation expects it will be renewing this policy on May 1, 2003 subject to market availability and pricing. The annual total premium for the year just ended was $962,500. The premium was allocated among the Corporation and each subsidiary on a proportionate basis. The premium was not allocated as between directors as a group and officers as a group. For the year just ended the Corporation retained a risk of up to $500,000 per loss on the directors’ and officers’ liability coverage in respect of each action brought against the Corporation or its directors and officers.

RELATED PARTY AND OTHER TRANSACTIONS

      As at December 31, 2002, none of the directors, officers or principal Shareholders of the Corporation, or any of their associates or affiliates, had a material interest in any material transaction involving the Corporation, save for the interest of Sprint and its affiliates in transactions pursuant to the Sprint Alliance and traffic exchange agreements between the Corporation and Sprint.

PARTICULARS OF OTHER MATTERS

      Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters which are not now known to Management should properly come before the Meeting, the proxy (unless amended) will be voted upon such matters in accordance with the best judgment of the person voting the proxy.

APPROVAL OF BOARD OF DIRECTORS

      The contents of this Management Proxy Circular and the sending of it to shareholders of the Corporation, to each director of the Corporation, to the auditors of the Corporation and to the appropriate governmental agencies, have been approved by the directors of the Corporation.

      DATED at Toronto, Ontario, this 25th day of March, 2003.

BY ORDER OF THE BOARD

Lawrence G. Tapp,
Chairman

SCHEDULE “A”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

TSE Corporate Governance Committee Guidelines	2003 The Corporation’s Disclosure Statement

1. The board should explicitly assume responsibility for stewardship of the Corporation.	The Corporation’s corporate governance practices are designed to create shareholder value. The Corporation’s Governance Manual formally sets out the responsibilities of the Board.

The Corporation’s disciplined planning, forecasting and review process enables the directors to assume effective stewardship of the Corporation and to oversee the performance of management.
Specifically, the Board should assume responsibility for:
(a) adoption of a strategic planning process	The Board discusses strategic planning regularly at board meetings.

Budgets and performance targets are set for the coming year in the fourth quarter and updated for major strategic changes as and when required. The directors analyze variances to the business plan and budgets at regularly scheduled board meetings.
(b) identification of principal risks and the implementation of appropriate risk-management systems	The strategic planning process followed by the Board identifies the Corporation’s principal risks and the policies and systems, such as internal audit and information management systems, necessary to manage those risks.
(c) succession planning and monitoring senior management	A senior management succession plan is reviewed by the compensation and human resources committee each year. This committee identifies, with the help of the CEO, management needs to ensure that executive leadership skills keep pace with the Corporation’s diversification into new telecommunications sectors and geographic markets as well as its maturation as a public corporation.
(d) communications policy	The Corporation has a proactive communications policy in dealing with governments, regulators, analysts and investors in Canada and the United States. Senior executives are involved on a continuous basis in making presentations to stakeholders and other parties, and the Corporation is committed to full and timely disclosure of material events and financial results. The Corporation employs a Vice President, Treasurer and Investor Relations to address investor questions and concerns on a day-to-day basis and a Corporate Communications Specialist who reviews all the Corporation’s material disclosure and press relations.
(e)  integrity of internal control and management information

An internal audit unit, which reports to the audit committee, is mandated to independently assess and report on the state of internal controls.
The audit committee reviews and approves methods of controlling corporate assets and information systems and oversees the financial reporting process in accordance with generally accepted accounting principles. The audit committee is composed entirely of unrelated directors.

TSE Corporate Governance Committee Guidelines	2003 The Corporation’s Disclosure Statement

2. Majority of directors are “unrelated”.	The Corporation does not have a controlling Shareholder and 9 of the 11 individuals that were board members as of December 31, 2002 are unrelated directors as defined in The Toronto Stock Exchange Guidelines for Improved Corporate Governance. They are independent of management and free from any interest, business or relationship that materially interferes with their ability to act in the best interests of the Corporation other than interests and relationships arising from shareholding.

On October 2, 2000, William Linton, the Corporation’s President and CEO, joined the Board and is considered to be a related director. As well, Les Meredith having been elected by Sprint may also be considered a related director.
3. Disclose whether each director is “unrelated”.	One of the Corporation’s directors is an executive with Sprint of Kansas City, Missouri, which holds approximately 9.95% of the outstanding shares of the Corporation and is a party to the Amended and Restated Technology and Service Provisioning Agreement (the “Agreement”). The directors elected by Sprint understand that they are fiduciaries of an independent Corporation that has the freedom to compete in any market provided it does not use the Sprint brand, know-how or technology outside of the terms of the Agreement. Having one executive of a world-leading telecommunications company provides the Corporation with insights into U.S. and global telecommunications trends.

The remaining 10 directors who were members of the Board as of December 31, 2002 come from a variety of professional backgrounds.
4. Appoint a committee responsible for appointment/ assessment of directors, composed of a majority of unrelated directors.	The corporate governance and nominating committee, which is composed entirely of unrelated directors, reviews the credentials of board members and nominees, recommends candidates for nomination and sets guidelines for the education and orientation of new board members. This committee met once in 2002.
5. Implement a process for assessing the effectiveness of the Board, its committees and individual directors.	The corporate governance and nominating committee has as part of its mandate assessing the effectiveness of the Board, its mix of skills and expertise, the recruitment process, the orientation program, the frequency of board meetings, quality of information and thoroughness of discussions. As the Board was realigned during the restructuring process in 2002, a formal evaluation has not yet taken place.
6. Provide orientation and education programs for new directors.	New directors are oriented and educated through a series of meetings with existing board members and senior management. Periodic site tours are also carried out in order to familiarize the Board with the assets and business carried on by the Corporation.

TSE Corporate Governance Committee Guidelines	2003 The Corporation’s Disclosure Statement

7. Consider reducing size of Board, with a view to improving effectiveness.	The Corporation believes that the current number of board members represents a diversity of views and business experience which is necessary for the Corporation to be competitive. The Board at its current size operates effectively. However, the corporate governance and nominating committee will continue to consider the balance between diversity and effectiveness when reviewing long-term plans for board composition and director nomination.
8. Review compensation of directors and executive management in light of risks and responsibilities.	During the financial year ended December 31, 2002, all directors, except the CEO, of the Corporation were paid an annual fee of $25,000 per year, except the Chair who was paid an annual fee of $50,000 per year, and an attendance fee of $1,500 per meeting. Chairs of committees of the Board were paid an annual fee of $10,000. Attendance fees of $1,500 were paid to each member of committees of the Board for attending each committee meeting. Directors who are actually officers of shareholder companies have their compensation paid directly to the shareholder company and do not receive the fees set out in this paragraph. Directors are also separately reimbursed for travel and other out-of-pocket expenses incurred in attending board or committee meetings. The corporate governance and nominating committee periodically reviews the compensation of the directors. A review was carried out in 2002 with the result being that the compensation levels remained unchanged. The compensation and human resources committee, which is composed of a majority of unrelated directors, is responsible for annually reviewing and recommending changes in executive management compensation for approval by the Board.
9. Committees should generally be composed of non-management directors and the majority of committee members should be unrelated.	9 of the 11 individuals who were board members as of December 31, 2002, from whose number the committees have been formed, are independent of management and free from any interest, business or relationship that could materially interfere with their ability to act in the best interests of the Corporation other than interests and relationships arising from shareholding.
10. Appoint a committee responsible for the Corporation’s approach to corporate governance issues.	The corporate governance and nominating committee establishes formal corporate governance guidelines. The committee met once in 2002. All committee members are unrelated.
11. (a) define limits to management’s responsibilities by developing mandates for the Board.	The Board is responsible for supervising the management of the business and affairs of the Corporation, in order to ensure that shareholder value is realized in the business strategies followed by the Corporation.
11. (b) the CEO, including the development of the corporate objectives which the CEO is responsible for meeting.	The duties of the CEO are itemized in the Corporation’s Corporate Governance Manual adopted by the Board. The CEO’s duties focus on maximizing shareholder value through a long-term vision, strategic plan, ethical corporate culture, annual business plan and budgets, and effective management team. The CEO’s performance and compensation is measured by the Board’s compensation and human resources committee against annual and long-term standards and goals.

TSE Corporate Governance Committee Guidelines	2003 The Corporation’s Disclosure Statement

12. Establish procedures to enable the Board to function independently of management.	The independence of the Board from management is ensured by the fact that all but one of the board members are not members of the Corporation’s management. The independence of the Board is further enabled through the separation of the positions of Chair and CEO. The position descriptions adopted by the Board for the Chair and the CEO ensure the separation of the Chair’s role from that of the CEO. The Board and committees meet without management present as appropriate.
13. Establish an Audit Committee with a specifically defined mandate, with all members being outside directors.	The audit committee, pursuant to its Terms of Reference, which is composed of unrelated directors, all of whom have financial backgrounds, reviews financial controls and risk management, reporting procedures, internal controls and the performance of the external auditors. An internal audit function was established in 1998, with those in charge of that function regularly reporting to the audit committee. The audit committee meets regularly with the external auditors without management present. The audit committee is also responsible to monitor compliance with the Corporation’s formal Code of Business Conduct which was adopted by the Board in 2001. This committee met 5 times in 2002.
14. Implement a system to enable individual directors to engage outside advisors, at the Corporation’s expense.	Any director may engage an outside advisor at the Corporation’s expense in appropriate circumstances.
15. Describe decisions requiring prior approval of the Board.	The Board reviews and approves, among other things, all business agreements that meet certain financial thresholds (generally, those that exceed $10 million in value), all equity investments, agreements that bind the Corporation to commitments of over 5 years, strategic alliances, changes in business focus, corporate financing and debt issuance.
16. Discuss the Board’s expectations of management.	The planning process undertaken by the Board focuses management on enhancing shareholder value.

CALL-NET ENTERPRISES INC.
PROXY
ANNUAL MEETING OF SHAREHOLDERS

The undersigned holder of Common Shares of CALL-NET ENTERPRISES INC. (the “Corporation”) hereby appoints William Linton of Etobicoke, Ontario, or failing him, Lawrence Tapp of London, Ontario, or failing him, George Malysheff of Toronto, Ontario, or, instead, of any of the foregoing, _____________________________________________ as the nominee of the undersigned to attend and act for and on behalf of the undersigned at the annual meeting (the “meeting”) of shareholders of the Corporation to be held on May 7, 2003 and at any adjournment or adjournments thereof in the same manner, to the same extent and with the same power as if the undersigned were present at the meeting or such adjournment or adjournments thereof; provided, however, that without limiting the general authorization and power hereby given, the proxyholder named above is specifically directed, on any ballot that may be called for, to vote, or to withhold from voting, the Common Shares registered in the name of the undersigned as specified below (with a tick ✓ or an X):

☐	TO VOTE FOR ☐ TO WITHHOLD FROM VOTING the appointment of auditors of the Corporation and authorizing the directors to fix the remuneration of the auditors;

☐	TO VOTE FOR ☐ TO WITHHOLD FROM VOTING the election of nine (9) directors; and

The Common Shares represented by this proxy will be voted or withheld from voting in accordance with the foregoing directions on any ballot that may be called for and, if a choice is specified with respect to any matter to be acted upon, the Common Shares shall be voted accordingly. IF A SHAREHOLDER DOES NOT SPECIFY THAT THE COMMON SHARES ARE TO BE WITHHELD FROM VOTING, SUCH COMMON SHARES WILL BE VOTED IN FAVOUR OF THE RESOLUTIONS ON ANY BALLOT THAT MAY BE CALLED FOR.

If any amendments or variations to matters identified in the notice of the meeting are proposed at the meeting or if any other matters properly come before the meeting, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the meeting.

DATED this        day of                         , 2003.

Signature of Shareholder

NOTES:

a.	A SHAREHOLDER HAS THE RIGHT TO APPOINT AS HIS OR HER PROXYHOLDER A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND TO ACT ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THOSE PERSONS DESIGNATED ABOVE. A shareholder may do so by inserting the name of such other person in the blank space provided or by completing another proper form of proxy and, in either case, by delivering the completed form of proxy by postal or other delivery to the Secretary of the Corporation, not later than the day preceding the day of the meeting or by depositing it with the Secretary of the meeting prior to the commencement of the meeting.

b.	This form of proxy must be dated and signed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized.

c.	If this form of proxy is not dated in the space provided above, it is deemed to bear the date on which it was mailed by the management of the Corporation.

d.	If it is desired that the Common Shares represented by this proxy are to be withheld from voting on any ballot that may be called for with respect to any matter referred to above, the appropriate box or boxes above provided for withholding from voting should be marked with an X or a tick (✓).

e.	THIS PROXY IS SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF THE CORPORATION.

f.	THIS PROXY IS FOR USE AT THE ANNUAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD ON MAY 7, 2003 AND AT ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.